UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Haverty Furniture Companies, Inc.

(Name of Issuer)

Class A Common Stock, $1.00 par value

(Title of Class of Securities)

419596-20-0

(CUSIP Number)

Michael Delaney
One Atlantic Center
Fourteeth Floor
1201 West Peachtree Street, NW
Atlanta, Georgia 30309
Telephone: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box . ☐

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 419596-20-0	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS: Villa Clare Partners, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO. See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 598,835 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 598,835 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,835 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 419596-20-0	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS: West Wesley Associates, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO. See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 598,835 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 598,835 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,835 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 419596-20-0	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS: Clarence H. Smith I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/PF. See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,479 Shares of Class A Common Stock
	8	SHARED VOTING POWER 600,785 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 65,796 Shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 616,468 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,264 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 5 of 9 Pages

Item 1.  Security and Issuer.

The name of the issuer is Haverty Furniture Companies, Inc., a Maryland corporation (the “Company”). The address of the Company’s principal executive offices is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342. The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the Class A common stock of the Company, par value $1.00 per share (the “Class A Common Stock”).

Item 2.  Identity and Background.

(a)
The names of the persons filing this Schedule 13D are Villa Clare Partners, L.P. (the “Partnership”), West Wesley Associates, LLC and Clarence H. Smith (“Mr. Smith”), the manager of West Wesley Associates, LLC, (collectively, the “Reporting Persons”).

(b)
The address of the principal place of business of Villa Clare Partners, L.P. and West Wesley Associates, LLC is 158 West Wesley Road, Atlanta, Georgia 30305. Mr. Smith’s business address is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342.

The principal business of Villa Clare Partners, L.P. is to consolidate, hold and manage the ownership of certain shares of Class A Common Stock of the Company currently held by its partners and to acquire, operate, lease or hold for investment interests in other assets. West Wesley Associates, LLC is the sole general partner of Villa Clare Partners, L.P.

The principal business of West Wesley Associates, LLC is to enter into any lawful business activity, to acquire, operate, lease and hold for investment interests in real, personal and intangible property, to serve as the general partner of Villa Clare Partners, L.P., and to control the voting, investment, disposition of any shares of Class A Common Stock held by Villa Clare Partners, L.P. West Wesley Associates, LLC is managed by its sole manager Clarence H. Smith.

(c)	Clarence H. Smith’s principal occupation is as President and Chief Executive Officer of the Company. Its principal business address is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342.

(d)
and (e): During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Clarence H. Smith is a citizen of the United States of America.

CUSIP No. 419596-20-0	13D	Page 6 of 9 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

The shares of the Company’s Class A Common Stock held by the Partnership and subject to reporting on this Schedule 13D were contributed to the Partnership by its partners pursuant to their formation of the Partnership. The shares of the Company’s Class A Common Stock contributed to the Partnership by its partners were previously acquired by the partners through bequest, inheritance, gift, acquisition on the open market, as compensation for service to the Company or in the case of the Partnership’s general partner, West Wesley Associates, LLC, as a contribution from its members. Other than 666 shares acquired pursuant to a distribution from a trust that terminated pursuant to a relative’s death, the Class A Common Stock held by Mr. Smith was acquired more than 60 days prior to the transfer of Class A Common Stock to the Partnership, which necessitated this Schedule 13D.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired for investment purposes all of the shares of the Company's Class A Common Stock for which they are deemed to be a beneficial owner.

(a)
The Partnership and West Wesley Associates, LLC do not currently plan to acquire future shares of the Company’s Class A Common Stock other than shares that may be acquired through additional contributions to the Partnership by its partners or to the LLC by its members. The Partnership may accept additional partners in the future, who may contribute additional shares of the Company’s Class A Common Stock, and the LLC may accept additional members. The Partnership currently expects to accept two additional partners who will each likely make an initial contribution of 666 shares, and the Partnership’s current partners will likely contribute 3,330 additional shares to the Partnership in the near future.

(b)	The Reporting Persons have no present plans or proposals which relate to or would result in an extraordinary corporate transaction involving the Company.

(c)	The Reporting Persons have no present plans or proposals which relate to or would result in a sale or transfer of a material amount of the Company’s assets.

(d)
The Reporting Persons have no present plans or proposals which relate to or would result in any changes in composition of the Company’s present board of directors, senior management, personnel or their compensation or in the number or term of directors.

(e)	The Reporting Persons have no present plans or proposals which relate to or would result in any changes in the Company’s present capitalization or dividend policy of the Company.

(f)	The Reporting Persons have no present plans or proposals which relate to or would result in any other material change in the Company’s business or corporate structure.

CUSIP No. 419596-20-0	13D	Page 7 of 9 Pages

(g)
The Reporting Persons have no present plans or proposals which relate to or would result in changes in the Company’s charter, bylaws or other governing instruments which may impede the acquisition of control of the Company by any person.

(h)	The Reporting Persons have no present plans or proposals which relate to or would result in causing any of the Company’s securities to be delisted from a national securities exchange.

(i)
The Reporting Persons have no present plans or proposals which relate to or would result in a class of securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)	The Reporting Persons have no present plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)
and (b) The Partnership beneficially owns 598,835 shares or 14.3% of Class A Common Stock of the Company over which its general partner, West Wesley Associates, LLC, wields voting and dispositive power and thus shares beneficial ownership.

Mr. Smith beneficially owns 682,264 shares or 16.3% of Class A Common Stock of the Company. Mr. Smith has sole dispositive power with respect to 65,796 shares of Class A Common Stock of the Company and sole voting power with respect to 81,479. He shares dispositive power over 15,683 shares held by the Alex and Betty Smith Foundation, Inc. (the “Foundation”), of which he is the Chairman, with the other trustees of the Foundation: Mr. Alex Smith, Mrs. Betty Smith, Mrs. Elizabeth Crew, Mr. James Smith, Mr. Kendrick Smith and Mr. William Smith. Mr. Smith shares voting and dispositive power with respect to 1,950 shares with his wife, Lamar Smith. As the manager of West Wesley Associates, LLC, the Partnership’s general partner, Mr. Smith shares with the Partnership and its general partner the voting and dispositive power with respect to the 598,835 shares held by the Partnership.

Messrs. A. Smith, J. Smith, K. Smith and W. Smith and Mses. B. Smith, E. Crew and L. Smith are all citizens of the United States of America. None of them have been have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 419596-20-0	13D	Page 8 of 9 Pages

The business address of the Foundation and its trustees is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342. The purpose of the Foundation, which is a Georgia corporation, is to support charitable organizations.

(c)
Other than 666 shares acquired by Mr. Smith pursuant to a distribution from a trust that terminated pursuant to a relative’s death, the only transactions in the Company’s Class A Common Stock that the Reporting Persons have consummated in the past 60 days have been pursuant to the formation of the Partnership and West Wesley Associates, LLC.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Partnership’s current partners expect to contribute an additional 3,330 shares of the Class A Common Stock in the near future. The Partnership currently anticipates accepting two additional limited partners who will each likely contribute 666 shares of the Class A Common Stock

Except as described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 419596-20-0	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 30, 2007	VILLA CLARE PARTNERS, L.P.

By:	/s/ Clarence H. Smith
Clarence H. Smith
Manager of West Wesley Associates, LLC
(general partner of Villa Clare Partners, L.P.)

WEST WESLEY ASSOCIATES, LLC

By:	/s/ Clarence H. Smith
Clarence H. Smith
Manager

CLARENCE H. SMITH

By:	/s/ Clarence H. Smith
Clarence H. Smith